DARIOHEALTH CORP.

9 Halamish Street

Caesarea Industrial Park

3088900, Israel

July 13, 2017

Via EDGAR

Amanda Ravitz, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	DarioHealth Corp. (the “Company”)

Post-Effective Amendment No. 1 to Registration Statement on Form S-1

Filed May 25, 2017

File No. 333-209002

Dear Ms. Ravitz:

The purpose of this letter is to respond to your letter of June 29, 2017 regarding the above-referenced registration statement (the “Registration Statement”). For your convenience, each comment is repeated in italics below followed by the Company’s response. The Company is concurrently filing an amendment to the Registration Statement.

Registration Statement

1.	We note your stated intent to file a Post-Effective Amendment “to reflect the reduced number of shares of common stock underlying warrants that were properly registered,” presumably to remove common shares offered and sold without proper registration under the Securities Act of 1933. It is unclear, however, how you may decrease the number of shares of common stock offered and/or sold in the original offering, even if the offers and sales were not properly registered. In this regard, the shares of common stock underlying the unexercised warrants remain part of an ongoing offering. Please (1) provide a legal analysis of how you are able to reduce the number of common shares reflected in the disclosure and (2) tell us (a) how warrant holders will exercise the warrants if you are able to remove some of the underlying shares and (b) what purpose the removal is intended to serve.

Response: The Company acknowledges the comment and upon further consideration respectfully retracts its stated intent to decrease the number of shares of common stock underlying warrants in the Registration Statement.

Risk Factors, page 3

2.	Revise your risk factor to quantify the amount of shares of common stock, warrants, and shares of common stock underlying warrants registered and sold. Also, revise to remove the mitigating language in the fourth sentence of the risk factor. Finally, given that the common shares underlying unexercised warrants are still subject to an ongoing offer, it is unclear how time bars would significantly reduce the stated risk. Revise as appropriate.

Response: The Company has revised the risk factor in response to the comment as follows:

We may be subject to claims for rescission or damages in connection with certain sales of shares of our securities.

In March 2016, the Securities and Exchange Commission declared effective a registration statement of which this prospectus is a part that we filed to cover the sale of 1,333,333 shares of common stock, 1,533,333 warrants to purchase common stock, 1,533,333 shares of common stock underlying such warrants, and underwriters’ warrants to purchase up to 153,333 shares of common stock. Sales of approximately 55,555 shares of common stock, approximately 255,555 shares of common stock underlying warrants and approximately 25,555 shares of common stock underlying underwriters’ warrants may not have been made in accordance with Section 5 of the Securities Act of 1933, as amended. Accordingly, the purchasers of those securities may have rescission rights or be entitled to damages. The amount of such liability, if any, is uncertain. In the event that we are required to make payments to investors as a result of these unregistered sales of securities, our liquidity could be negatively impacted.

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We appreciate your comments. Please call our attorney, Oded Har-Even, (212) 660-5002, or Robert Condon, (212) 660-3049, of Zysman, Aharoni, Gayer and Sullivan & Worcester LLP, if you have any questions or require additional information.

Sincerely,

DarioHealth Corp.

By: /s/ Zvi Ben David
Name: Zvi Ben David
Title: Chief Financial Officer